Exhibit 21.1

EvoAir Holdings Inc.

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
EvoAir International Limited	British Virgin islands
WKL Eco Earth Holdings Pte Ltd	Singapore
WKL Eco Earth Sdn Bhd	Malaysia
WKL Green Energy Sdn Bhd	Malaysia
EvoAir Manufacturing (M) Sdn Bhd	Malaysia
EvoAir Marketing (M) Sdn Bhd	Malaysia
WKL EcoEarth Indochina Co. Ltd	Cambodia
WKL Guanzhe Green Technology Guanzhou Co Ltd	China